UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No._ )*

Aquantia Corp.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

03842Q108

(CUSIP Number)

Mitchell L. Gaynor

Chief Administration and Legal Officer and Secretary

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda

(441) 296-6395

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Richard E. Climan

Christopher R. Moore

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, California 94025

Tel.: (650) 463-4000

Fax: (650) 463-4199

May 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03842Q108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marvell Technology Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,766,206[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,206[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

Based on 35,532,571 shares of Common Stock (as defined below) outstanding as of May 3, 2019 as set forth in Section 2.3 of the Merger Agreement (as defined below). Pursuant to the Voting Agreements, as amended, described in Item 4 below, the Reporting Person may be deemed to have beneficial ownership of 4,766,206 shares of Common Stock as represented to the Reporting Person by the Supporting Stockholders (as defined below). Neither the filing of this Statement (as defined below) on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(Continued on following pages)

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, $0.00001 par value (the “Common Stock”), of Aquantia Corp., a Delaware corporation (“Aquantia”). Aquantia’s principal executive offices are located at 91 E. Tasman Dr., Suite 100, San Jose, CA 95134.

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed by Marvell Technology Group Ltd., a Bermuda exempted company (the “Reporting Person”). The address of the principal place of business and principal office of the Reporting Person is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. The Reporting Person, together with its consolidated subsidiaries, is a fabless semiconductor provider of high-performance application-specific standard products with one reportable segment: the design, development and sale of integrated circuits. The name, business address and present principal occupation or employment of each executive officer and director of the Reporting Person, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor to the Reporting Person’s knowledge, any person named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Person is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by the Reporting Person, and thus no funds were used for such purpose. As an inducement for the Reporting Person to enter into the Merger Agreement described in Item 4, each of WRV II, L.P., Walden Riverwood Venture, L.P., Joint Stock Company “RUSNANO” (“Rusnano”), Faraj Aalaei, Lip-Bu Tan and certain of their trusts and affiliated investment vehicles (collectively, the “Supporting Stockholders”), entered into a voting and support agreement, dated as of May 6, 2019 (a “Voting Agreement”) with the Reporting Person with respect to the Voting Agreement Shares (as defined below). On May 10, 2019, the Reporting Person and certain Supporting Stockholders entered into a First Amendment to the Voting and Support Agreement (a “Voting Agreement Amendment”) solely to correct errors in the number of Voting Agreement Shares reported as being beneficially owned by such Supporting Stockholders on the date of the applicable Voting Agreement. The Reporting Person did not pay additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreement Amendments. For a description of the Voting Agreements, as amended, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

As an inducement for the Reporting Person to enter into the Merger Agreement (as defined below), the Supporting Stockholders entered into Voting Agreements. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On May 6, 2019, Aquantia entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person and Antigua Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Reporting Person (“Merger Sub”).

Pursuant to the Merger Agreement, Merger Sub will merge with and into Aquantia (the “Merger”), with Aquantia continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of Aquantia’s Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held (1) by Aquantia (or held in Aquantia’s treasury), (2) by any wholly owned subsidiary of Aquantia, (3) by the Reporting Person, Merger Sub or any other wholly owned subsidiary of the Reporting Person or (4) by stockholders of Aquantia who have validly exercised their dissenters’ rights under Delaware law) will be converted into the right to receive $13.25 in cash, without interest and subject to any required tax withholding (the “Price Per Share”). Pursuant to the Merger Agreement, Aquantia shall use commercially reasonable efforts to obtain and deliver to the Reporting Person at or prior to the Effective Time (or, at the option of the Reporting Person, at a later date) the resignation of each officer and director of Aquantia and each of Aquantia’s subsidiaries, effective as of the Effective Time. Upon completion of the Merger, Aquantia’s Common Stock will be delisted from the New York Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934.

The completion of the Merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, (1) adoption of the Merger Agreement by the holders of a majority of Aquantia’s outstanding Common Stock, (2) the absence of any “material adverse effect” on Aquantia occurring after the date of the Merger Agreement that is continuing, (3) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, without the imposition of a Burdensome Condition (as defined in the Merger Agreement), (4) the absence of any legal restraints prohibiting the Merger, (5) the absence of certain legal proceedings brought by a governmental entity relating to the Merger, (6) the clearance of the Merger by the Committee on Foreign Investment in the United States without the imposition of a Burdensome Condition, and (7) subject to certain materiality qualifications, the continued accuracy of Aquantia’s representations and warranties, and continued compliance by Aquantia with covenants and obligations (to be performed at or prior to the closing of the Merger). The Merger Agreement provides the Reporting Person and Aquantia with certain termination rights and, under certain circumstances, may require the Reporting Person or Aquantia to pay a termination fee.

Voting Agreements

On May 6, 2019, concurrently with the execution and delivery of the Merger Agreement, the Supporting Stockholders entered into Voting Agreements with respect to all shares of Common Stock beneficially owned by such Supporting Stockholders, and any additional shares of Common Stock and any other equity securities of Aquantia of which such Supporting Stockholders acquire record and/or beneficial ownership after the date of the applicable Voting Agreement (the “Voting Agreement Shares”). On May 10, 2019, the Reporting Person and certain Supporting Stockholders entered into the Voting Agreement Amendments solely to correct errors in the number of Voting Agreement Shares reported as being beneficially owned by such Supporting Stockholders on the date of the applicable Voting Agreement. As corrected by the Voting Agreement Amendments, as of the date of each Voting Agreement, the Supporting Stockholders beneficially owned approximately 4.7 million shares of Common Stock (excluding shares of Common Stock issuable pursuant to the exercise or vesting of equity awards), which represent approximately 13.4% of Aquantia’s total issued and outstanding shares as of May 3, 2019.

Pursuant to the Voting Agreements, the Supporting Stockholders have agreed, unless otherwise directed in writing by the Reporting Person, to vote all of the Voting Agreement Shares (i) in favor of (A) the Merger, and the adoption of the Merger Agreement; (B) each of the other actions contemplated by the Merger Agreement and (C) any action in furtherance of any of the foregoing, (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Aquantia in the Merger Agreement and (iii) against each of the following actions (other than the Merger and the other Contemplated Transactions (as defined in the Merger Agreement)): (A) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange or other business combination involving any Acquired Company (as defined in the Merger Agreement); (B) any sale, lease, sublease, license, sublicense or transfer of a material portion of the assets of any Acquired Company; (C) any reorganization, recapitalization, dissolution or liquidation of any Acquired Company; (D) any amendment to Aquantia’s certificate of incorporation or bylaws that may have the effect of (1) frustrating the purpose of, or breaching or nullifying any provision of the Merger Agreement; (2) impeding, interfering with, preventing, delaying or adversely affecting the Merger or (3) changing the voting rights of any shares of capital stock of Aquantia; (E) any material change in the capitalization of Aquantia or Aquantia’s corporate structure; and (F) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other Contemplated Transactions. Under each Voting Agreement, the applicable Supporting Stockholder has granted to the Reporting Person (and its designee) an irrevocable proxy to vote the Voting Agreement Shares as provided above.

Other than the Voting Agreement with Rusnano, the Voting Agreements, including the irrevocable proxy granted thereunder, will terminate upon the earliest of: (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Merger becomes effective and (iii) the date upon which the Reporting Person and the applicable Supporting Stockholders agree to terminate the Voting Agreement in writing. The Voting Agreement with Rusnano, including the irrevocable proxy granted thereunder, will terminate upon the earliest of: (i) the date upon which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Merger becomes effective; (iii) the date upon which the Reporting Person and Rusnano agree to terminate the Voting Agreement in writing and (iv) the six month anniversary of the date of the Voting Agreement.

The foregoing descriptions of the Merger Agreement, the Voting Agreements and the Voting Agreement Amendments are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement, the form of Voting Agreement and form of Voting Agreement Amendment are filed as Exhibits 1, 2 and 3 hereto, respectively, and are incorporated herein by reference.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Reporting Person, Aquantia or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Reporting Person’s public disclosures.

Except as set forth in this Statement, the Merger Agreement, the Voting Agreements and the Voting Agreement Amendments, neither the Reporting Person nor to the Reporting Person’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As described in Item 4 above, pursuant to the Voting Agreements, the Supporting Stockholders have agreed to vote, and have granted to the Reporting Person an irrevocable proxy to vote, the Voting Agreement Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. As a result, the Reporting Person may be deemed to have beneficial ownership of 4,766,206 shares of Common Stock as represented to the Reporting Person by the Supporting Stockholders. Based on 35,532,571 shares of Common Stock outstanding as of May 3, 2019, as set forth in the Merger Agreement, the Reporting Person may be deemed to have beneficial ownership of 13.4% of the outstanding shares of Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the shares of Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Voting Agreement, the Reporting Person may be deemed to have shared power to vote or direct the voting of 4,766,206 shares of Common Stock held by the Supporting Stockholders.

(c) Except for the Merger Agreement, the Voting Agreements, the Voting Agreement Amendments and the transactions contemplated by those agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Other than the Supporting Stockholders, to the Reporting Person’s knowledge, no other person has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Aquantia, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Aquantia.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of May 6, 2019, by and among Marvell Technology Group Ltd., Antigua Acquisition Corp. and Aquantia Corp.

Exhibit 2:	Form of Voting and Support Agreement, dated as of May 6, 2019, by and between certain signatories and Marvell Technology Group Ltd.

Exhibit 3:	Form of First Amendment to Voting and Support Agreement, dated as May 10, 2019, by and between certain signatories and Marvell Technology Group Ltd.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2019

MARVELL TECHNOLOGY GROUP LTD

By:	/s/ Mitchell Gaynor
Name: Mitchell Gaynor
Title: Executive Vice President, Chief Administration and Legal Officer and Secretary

SCHEDULE A

Set forth below is a list of the directors and executive officers of the Reporting Person, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To the Reporting Person’s knowledge, all directors and officers listed below are citizens of the United States, except Tudor Brown. Unless otherwise indicated below the business address of each person is c/o Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054.

Directors of Marvell Technology Group Ltd.          Present Principal Occupation and Business Address of Such Organization

Name

Richard S. Hill

(Chairman)	Interim President and Chief Executive Officer of Symantec Corp. 350 Ellis Street, Mountain View, CA 94043.

Matthew J. Murphy	President and Chief Executive Officer of Marvell Technology Group Ltd.

Syed Ali	Former Chairman, President and Chief Executive Officer of Cavium, Inc. (Acquired by Marvell Technology Group Ltd. on July 6, 2018).

Tudor Brown	Co-founder and former President of ARM Holdings plc (Now a wholly-owned subsidiary of the Softbank Group).

Brad Buss	Former Chief Financial Officer of SolarCity Corporation.

Dr. Edward Frank	Co-Founder and the Chief Executive Officer of Brilliant Lime. 3131 S Bascom Ave, Ste 150, Campbell, CA 95008.

Oleg Khaykin	President and Chief Executive Officer and a member of the board of directors of Viavi Solutions, Inc. 6001 America Center Drive, 6th Floor, San Jose, CA 95002.

Bethany Mayer	Executive Partner with Siris Capital Group LLC. 601 Lexington Ave, New York, NY 10022.

Donna Morris	Chief Human Resources Officer & Executive Vice President, Employee Experience at Adobe Inc. 345 Park Avenue, San Jose, California 95110.

Michael Strachan	Retired from Ernst & Young LLP.

Robert Switz	Former Chairman, President and Chief Executive Officer of ADC Telecommunications, Inc.

Executive Officers of Marvell Technology Group Ltd.

Name	Present Principal Employment

Daniel Christman	EVP, Storage Business Group

Mitchell Gaynor	EVP, Chief Administration and Legal Officer and Secretary

Jean Hu	Chief Financial Officer

Raghib Hussain	EVP, Networking and Processor Group and Chief Strategy Officer

Neil Kim	EVP, Chief Technology Officer

Thomas Lagatta	EVP, Worldwide Sales and Marketing

Andrew Micallef	EVP, Chief Operations Officer

Matthew J. Murphy	Director, President and Chief Executive Officer